December 19, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax. No.: (202) 772-9210

Attention:	Kathleen Collins, Accounting Branch Chief
Kari Jin, Staff Accountant
Patrick Gilmore, Senior Staff Accountant
Hugh Fuller, Staff Attorney

Re:	Epicor Software Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
File no. 0-21180

Ladies and Gentlemen:

We refer to Ms. Collins’ letter dated December 5, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2006 and the Form 10-Q for the quarterly period ended September 30, 2007 of Epicor Software Corporation (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Collins’ letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

1. Consider expanding your “Overview” to include management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your

Securities and Exchange Commission

December 19, 2007

company such as competition or expansion to international markets and how management is dealing with these issues. As a related matter, we note disclosure regarding your level of revenues generated from your installed base of customers. Consider addressing any material trends regarding the engagement of new clients or retention of current clients. Refer to Release 33-8350 on our website at www.sec.gov.

Response:

We respectfully advise the Staff that we have further and carefully reviewed Release 33-8350 and following such review, we are inclined to agree with the Staff’s comment and anticipate that in future filings, we will consider ways in which we may expand the Overview section to include management’s perspectives on the business, including as applicable the key indicators management uses to measure performance such as revenue, gross margins, cash position and cash flows as well as any material trends in key non-financial indicators.

Consolidated Statements of Operations, page 60

2. We note in your revenue recognition policy footnote that you enter into arrangements where the Company performs services that include significant production, modification or customization of its software which are accounted for under the provisions of SOP 81-1. Please tell us whether you classify such revenues among the different line items in your Consolidated Statements of Operations and if so, tell us your allocation methodology and justification for such presentation. If you do not separate revenue for products and services under these arrangements, tell us where you classify such revenues. Please note that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should consider including in your presentation a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable and accounted for pursuant to SOP 81-1 (which include both products and services) along with a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Securities and Exchange Commission

December 19, 2007

Response:

We respectfully advise the Staff that software license fee, consulting and maintenance revenues related to bundled arrangements whereby the Company performed consulting services that included significant production, modification or customization of its software and therefore were accounted for under SOP 81-1 represented less than 1% of each of those respective revenue line items and less than 0.5% of total revenues in each of the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007. The Company allocates these bundled arrangement fees to consulting and maintenance revenues based on vendor specific objective evidence (VSOE) of fair value of each of the consulting and maintenance services in accordance with paragraph 10 of SOP 97-2. The arrangement fees are then allocated to software license fee revenues using the residual method in accordance with SOP 98-9.

Definitive Proxy Statement

Executive Compensation

3. We are unable to locate the disclosure responsive to Instruction 1 to Item 402(j) of Regulation S-K. Please advise.

Response:

We respectfully advise the Staff that we believe we have included disclosure responsive to Instruction 1 to Item 402(j) of Regulation S-K in the table entitled “2006 Potential Payments upon Termination or Change in Control” and related footnotes on pages 47-48 of the Company’s Definitive Proxy Statement filed with the SEC on April 25, 2007.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 5. Acquisitions and Dispositions

Sale of a Non-Strategic Asset, page 11

4. We note that the Company sold the assets of your payroll bureau operations in Russia and note that in connection with this asset sale, you also entered into agreement with same party to license the iScala payroll product for resale on an exclusive basis in certain Eastern European territories. Tell us how you considered paragraphs 41 and 42 of SFAS 144 in determining whether the sales of this asset should be classified as discontinued operations.

Securities and Exchange Commission

December 19, 2007

Additionally, tell us the specific details of this transaction including the total consideration received and how you determined the fair value of the assets sold to be $2,500,000. Also, tell us how you determined the remaining amount of consideration should be allocated to the iScala payroll product license that you are recognizing as revenue and whether you believe such amounts represent the fair value of such product license. Further, you indicate that this transaction was accounted for as a multiple-element arrangement under EITF 00-21. Please explain why you believe the use of this guidance is appropriate and how you are applying such guidance.

Response:

We respectfully advise the Staff that pursuant to paragraphs 41 and 42 of SFAS 144, “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity” and “the results of operations of a component of an entity that either has been disposed of…shall be reported in discontinued operations” if “(a) the operations and cash flows of the component have been…eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

We concluded that this transaction did not qualify for discontinued operations classification for the following reasons:

•

We concluded that the assets of the Russian payroll bureau operations did not meet the definition of a “component of an entity” because the operations and cash flows cannot be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The assets sold comprised customer relationships, a small workforce and fixed assets with a net book value of $22,000. Operationally, the Company did not manage these assets separately from the rest of the Company. Rather, they constituted a small part of the Company’s consulting segment. For financial reporting purposes, the Company did not historically prepare separate results of operations or cash flows related to these assets for management reporting purposes, and they were formerly owned by a wholly owned subsidiary legal entity with much broader operations, so no separate financial information was prepared for income tax or statutory reporting purposes. Although cash flow projections were prepared for the assets in connection the valuation for their sale, these projections were prepared from the perspective of a third-party purchaser in an arm’s-length transaction and do not include full carve-out cost allocations that would be necessary to produce clearly distinguished operating results for purposes of discontinued operations classification and disclosure.

Securities and Exchange Commission

December 19, 2007

•

The Company will receive future cash flows from this transaction. In connection with the sale, the Company granted a license to the purchaser to use its iScala payroll product to process up to a certain number of payslips. To the extent that the purchaser exceeds the payslip threshold, the Company will receive additional fees. In addition, as discussed below, the Company will receive future software maintenance fees related to this transaction.

•

The historical payroll bureau revenues are not material for discontinued operations disclosure. During the years ended December 31, 2004, 2005 and 2006, the payroll bureau generated $0.8 million, $1.0 million and $1.2 million in revenues, which comprises only 0.4%, 0.3% and 0.3% of total revenues in each of those respective years.

The details of this arrangement can be summarized as total consideration of $5.1 million in cash payable by the purchaser of the assets to the Company in return for:

•	Transfer of title to the assets of the Company’s Russian payroll bureau operations.

•	Limited transition services to provide back office functions and facilities until such time as the purchaser transitions the bureau to its own information systems and facilities.

•	A perpetual license to use the iScala payroll product and exclusive distribution rights in certain Eastern European countries.

•	Maintenance for the license providing when and if available future updates and upgrades to the iScala payroll product.

As this arrangement comprises multiple deliverables, we believe that the guidance in EITF 00-21 is appropriate to determine the most meaningful, fair value based allocation of the consideration received. While EITF 00-21 was written for multiple element revenue arrangements, we believe its allocation guidance is useful to determine how to allocate consideration received for the sale of our Russian payroll bureau operations. In accordance with paragraph 16 of EITF 00-21, we analyzed the elements of the arrangement in order to determine if there was objective and reliable evidence of their fair value.

First, we considered the sale of the assets of the payroll bureau and determined that objective and reliable evidence of the fair value of this element of the arrangement was obtained through an independent, third party appraisal of these assets, which concluded that the fair value of these assets was $2.5 million. The appraisal considered and gave equal weight to the market and income approaches in arriving at this valuation conclusion. Second, we considered the transition services and concluded that the amounts charged per the agreement approximated the fair value of such services. Third, we considered the software maintenance element and concluded that the amount charged was consistent with vendor specific objective evidence

Securities and Exchange Commission

December 19, 2007

(VSOE) of fair value for that element. Fourth, we considered the perpetual license for the iScala payroll product and concluded that there was no objective and reliable evidence of fair value for this element of the arrangement. This conclusion is consistent with our accounting policies for software licensing arrangements because we never sell software licenses separately and, therefore, cannot obtain vendor specific objective evidence (VSOE) of fair value for software licenses and must use the residual method of accounting in accordance with SOP 97-2, as amended by SOP 98-9. Finally, we utilized the residual method in accordance with paragraph 12 of EITF 00-21 to allocate the remaining portion of the $5.1 million in consideration received for these two elements to the perpetual license. We respectfully advise the Staff that we believe that the methodology described above is both consistent with the guidance in EITF 00-21 and results in an allocation of the arrangement fees that is fair and meaningful for financial statement users.

Note 13. Debt Offering, page 16

5. We note that on May 8, 2007, the Company issued $230 million of Convertible Notes and that these notes are convertible into cash or a combination of cash and shares of your common stock at a conversion price that does not appear to be fixed. We also note in your disclosure that a conversion feature exists that is based on the closing price of the Company’s common stock and the trading price of the notes (i.e. dual indexes). Provide us your analysis in evaluating whether the debt conversion features of these notes contain embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-6.

Response:

We respectfully advise the Staff that we analyzed the conversion features of the Convertible Notes under SFAS 133, EITF 01-6 and EITF 00-19 and determined that the conversion features are not clearly and closely related to the debt host contract. However, we concluded that because the conversion features are considered indexed to our own stock and should be classified in equity per EITF 00-19, a separate instrument with the same terms would not be a derivative instrument pursuant to paragraph 11(a) of SFAS 133. Therefore, we determined that the debt conversion features do not require bifurcation.

Paragraph 11(a) of SFAS 133 provides a scope exception to the definition of a freestanding derivative that requires fair value measurement if the contracts are both (1) indexed to an issuer’s own stock and (2) are classified in stockholder’s equity.

Securities and Exchange Commission

December 19, 2007

In determining whether the debt conversion features are indexed to an issuer’s own stock we considered the requirements included in EITF 01-6 and concluded that all of the debt conversion features meet the criteria of EITF 01-6 because the contingencies are not based on an observable market outside of our own stock and that, once contingent events have occurred, the settlement amount is based solely on our own stock.

In order to determine whether the debt conversion features should be classified as equity, we first considered the provisions of paragraph 4 of EITF 00-19, which indicates that the requirements of paragraphs 12-32 of EITF 00-19 do not apply to hybrid contracts that are considered to be “conventional convertible debt instruments,” as further clarified in EITF 05-2. This instrument is not considered conventional because a predetermined increase to the conversion rate is required by the Convertible Notes upon a fundamental change, also known as a “make-whole premium”, which is payable in additional shares. Accordingly, we evaluated the Convertible Notes under paragraphs 12-32 of EITF 00-19 and determined that the terms of the contractual provisions result in equity classification of the conversion features. Specifically, as it relates to the “make-whole premium”, because this feature allows settlement solely in shares via an adjustment to the conversion ratio and does not result in the holder receiving a monetary value that is fixed at inception. This provision does not violate paragraph 26 of EITF 00-19 and does not require the conversion feature to be accounted for as an asset or liability.

Paragraph 8 of EITF 00-19 indicates that contracts that provide the issuer with the choice of settlement in cash or settlement in its own shares should be classified as equity, assuming that all the criteria set forth in paragraphs 12-32 have been met. We analyzed the relevant terms of the debt conversion features and concluded that the terms of the debt conversion features meet the requirements of paragraphs 8 and 12-32 for equity classification and, therefore, should be classified as equity.

6. We also note on page 10 that no shares related to the conversion of the notes are included in the calculation of diluted earnings per share since the notes are only dilutive when the common stock price exceeds the conversion price. Tell us how you considered the guidance in EITF 04-8 and EITF Topic D-72 in making this determination.

Securities and Exchange Commission

December 19, 2007

Response:

We respectfully advise the Staff that EITF 04-8 requires that “contingently convertible instruments should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met.” EITF Topic D-72 requires that “for contracts that provide the company with a choice of settlement methods, the company shall assume that the contract will be settled in shares.”

The conversion feature of the Company’s Convertible Notes (which is an “Instrument C” as described in EITF 00-19) provides that upon conversion, the holders of the notes will receive conversion value equal to the sum of: i) cash equal to the principal amount of the notes, and ii) cash or shares (at the Company’s option) in an amount equal to any excess conversion value over the principal amount of the notes. The conversion value of the notes only exceeds the principal amount of the notes when the trading price of the Company’s common stock exceeds the conversion price of the notes. Further, the Company has neither an accounting policy, nor a past practice of settling similar instruments in cash. Therefore, we advise the Staff that the Company has included no shares in its computation of net income per share because the trading prices of the Company’s common stock have not exceeded the conversion price of the notes. These shares have not been excluded based on unachieved conversion contingencies or an assumption that any excess conversion value will be settled in cash.

*    *    *    *    *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 19, 2007

If you have any questions, please do not hesitate to call the undersigned at (949) 585-4225.

Very truly yours,

EPICOR SOFTWARE CORPORATION

/s/ JOHN IRELAND
John Ireland
Senior Vice President and General Counsel

cc: Katharine Martin, Esq.